UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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SCHEDULE 14F-1

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Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934

and Rule 14f-1 thereunder

 EASY GOLF CORPORATION

(Exact name of registrant as specified in its corporate charter)

Nevada	000-51760	20-2815911
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

10-44 Chester Le Blvd, Toronto, ON M1W2M8 Canada (Address of principal executive offices)

1-647-268-3809 (Issuer's telephone number, including area code)

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NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHODLERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

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EASY GOLF CORPORATION

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

This Information Statement is being sent to you pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and rule 14f-1 promulgated thereunder, in connection with an anticipated change in the members of the Board of Directors (the “Board”) of Easy Golf Corporation (the "Company") as a result of the completion of a stock purchase by and between J. Michael Coombs and Earn System Investment Limited (“Earn System”), a British Virgin Islands corporation.

This Information Statement is being mailed on or before January 23, 2008, to all persons who are holders of record of the Company's common stock as of January 16, 2008.  The information included in this Information Statement regarding the persons designated to become directors of the Company as a result of the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

Terms of Transaction

On December 27, 2007, as reported on the Form 8-K filed with the Securities and Exchange Commission on December 31, 2007, pursuant to the terms of a Stock Purchase Agreement, Earn System purchased a total of 2,947,084 shares of common stock in the Company from J. Michael Coombs.  The shares purchased by Earn System represent approximately 84.05% of the total number of issued and outstanding common stock of the Company.  As a result of the share purchase, Earn System acquired voting control of the Registrant.  Mr. Chipin Tuan, a Taiwanese citizen, owns 100% of the issued and outstanding common stock of Earn System; therefore, Mr. Tuan is the beneficial owner of the Shares.

The amount of consideration for the purchase of the shares was U.S. $500,000, an amount supplied by Earn System.  The Registrant also agreed to issue to Mr. Coombs, or his assigns, warrants to purchase a total of 100,000 shares of the Registrant's common stock after any potential reverse split of the shares.  The warrants are exercisable at a price of $0.50 per share for a period of 5 years from the date of issuance.  In exchange, Mr. Coombs also agreed to satisfy and extinguish all existing debt and liabilities of the Registrant as of December 27, 2007, an amount totaling as much as $70,120.91.

In conjunction with the share purchase transaction between Mr. Coombs and Earn System, on December 27, 2007, Mr. Coombs, the Registrant’s sole officer and director, resigned from his respective positions as the President, Chief Executive Officer and Chief Financial Officer of the Registrant.  Additionally, on December 27, 2007, the board of directors of the Company appointed Mr. Chipin Tuan as both a director of the Company, and as the Company’s Chief Financial Officer.  The board of directors also appointed Mr. Quanfeng Wang as the Chief Executive Officer of the Company.

In addition to the foregoing changes to the management of the Company, the nominees listed below will be appointed to the Board of Directors of the Company, and Mr. Coombs will resign as a director of the Company on or about February 2, 2008, which is 10 days after the date of mailing of this Information Statement to the shareholders of record of the Company.

VOTING SECURITIES OF THE COMPANY

As of January 16, 2008, the Company had 3,506,428 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders of the Company. The sole class of equity securities of the Company that is issued and outstanding is the common stock. As a result of the closing of the stock purchase by and between J. Michael Coombs and Earn System, on December 27, 2007, Earn System became the owner of approximately 84.05% of the issued and outstanding common stock of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the current Directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The executive officers are elected annually by the Board of Directors. The Directors serve one year terms or until their successors are elected.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Position Held and Tenure
Quanfeng Wang	49	Chief Executive Officer since December 2007
Chipin Tuan	34	Director & Chief Financial Officer since December 2007
Michael Coombs	53	Director since June 2001

Biographical Information

Mr. Quanfeng Wang.  Mr. Quanfeng Wang is 49 years old.  Mr. Wang has served as the Chief Executive Officer of the Company since December 2007. In addition to his work with the Company, from November 2007 to the present, Mr. Wang has been the director of Earn System Investment Limited, a British Virgin Islands corporation that specializes in investment.  As a director of Earn System, Mr. Wang is responsible for strategic decision making on behalf of Earn System.  In addition to the work that Mr. Wang does with Earn System, he also works as the Chief Executive Officer of Dalian Jingang Andi Bio-Product Co., a Chinese company located in the Dalian Development Area, in Dalian, China, which is in the business of vaccine products.  As the Chief Executive Officer of Dalian Jingang Andi Bio-Product Co., Mr. Wang is responsible for strategic planning, management and execution of all aspects of the company’s operations.

Mr. Chipin Tuan.  Mr. Chipin Tuan is 34 years old.  Mr. Chipin Tuan has served as both the Chief Financial Officer and as a director of the Company since December 2007.  In addition to his work with the Company, from November 2007 to the present, he has been the owner of Earn System Investment Limited, a British Virgin Islands corporation that specializes in investment.  As the owner of Earn System he is responsible for the appointment of Earn System’s board of directors.  In addition to the work that Mr. Tuan does with Earn System, from May 2002 to the present, he has been the Director of Bioherb Lab, a company located in Vancouver, British Columbia, Canada, which specializes in herbal product exportation.  As the Director of Bioherb Lab, Mr. Tuan is responsible for the marketing and sales of the company’s herbal products.

Mr. Coombs.  Mr. Coombs is 52 years old. Mr. Coombs has been a director of the Company since June 2001.  In addition to his work with the Company, Mr. Coombs practices law in the State of Utah with the law firm of MABEY & COOMBS, L.C., a firm formed over seven years ago. Prior to that time and since 1982, Mr. Coombs practiced law in the State of Utah as a sole practitioner and office-shared with other attorneys. During the past several years, Mr. Coombs has, from time to time or on occasion, acted as an arbitrator for the National Association of Securities Dealers, Inc. (“NASD”).

There are no family relationships between any of the current directors or officers of the Company.

NOMINEES TO BECOME COMPANY DIRECTORS

The following table sets forth the names and ages of each of the persons expected to be appointed as directors of the Company as a result of the change of control which occurred pursuant to the stock purchase described herein between Mr. Coombs and Earn System:

Name	Age	Position Held and Tenure
Zhaoen Kong	64	Nominee for Directorship

The director named above will serve until the next annual meeting of the Company’s stockholders or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein regarding the appointment of new directors as a result of the change of control, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Zhaoen Kong. Mr. Zhaoen Kong is 64 years old. From 1992 to the present he has been the chairman of the board of directors of Dalian Jingang Group, which is located in Dalian China and is in the businesses of real estate, hotel and bio-products. As the chairman of Dalian Jingang Group he is responsible for directing all aspects of business activities.

CORPORATE GOVERNANCE AND BOARD MATTERS

Organization of the Board and its Committees

The Company’s Board does not have any established committees because the Company does not currently have any material operations.  All such applicable functions are performed by the Board of Directors as a whole.

Audit Committee

The Company does not have an Audit Committee because the Company does not currently have any material operations.  Additionally, because the Company does not have an Audit Committee, it does not have an Audit Committee Charter.

Audit Committee Financial Expert

The Company does not currently have a financial expert serving on an Audit Committee as the Company does not currently have an Audit Committee.

Nominating Committee

The Company does not have a Nominating Committee because the Company does not currently have any material operations.

Compensation Committee

The Company does not have a Compensation Committee because the Company does not currently have any material operations and does not pay any compensation to its officers or directors.

Board and Committee Meetings; Attendance at 2007 Annual Meeting

During the fiscal year of 2007, the Board did not meet, and acted by consent in lieu of meeting on one occasion.  The Company did not hold an annual meeting in 2007.  We do not have a formal policy regarding attendance at duly called meetings of the Board.

Communications with the Board and its Committees

At the present time, we do not have an established procedure by which stockholders can send communications to the Board because the Company does not currently have any material operations. However, stockholders can send communications to the Board through the Company office provided by Chipin Tuan, our Chief Financial Officer and a director. The address and phone number of the Company office are 10-44 Chester Le Blvd, Toronto, ON M1W2M8 Canada, (647) 268-3809.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s Directors and executive officers and persons who own more than 10% of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission (“SEC”) initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. Officers, Directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, none of the officers, directors or shareholders of the Company is delinquent in any necessary filings under Section 16(a).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 16, 2008, certain information with respect to the common stock beneficially owned by (i) each Director, nominee to the Board of Directors and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors and executive officers as a group:

Title and Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Chipin Tuan (1) (3) Director, Chief Financial Officer 10-44 Chester Le Blvd Toronto, ON M1W2M8 Canada	2,947,084	84.05%
Common	J. Michael Coombs (1) (4) Director 3098 South Highland Drive, Suite 323 Salt Lake City, Utah 84106-6001	0	0.0%
Common	Quanfeng Wang (1) (5) Chief Executive Officer No. 36 Sheng Ming 2nd Rd DD Port Dalian, CHINA 116620	2,947,084	0.0%
Common	Earn System Investment Limited Room 1802, World-Wide House 19 Des Voeux Road Central Hong Kong, China	2,947,084	84.05%
Common	Zhaoen Kong (2) No. 36 Sheng Ming 2nd Rd DD Port Dalian, CHINA 116620	0	0.0%
Common	All Directors and executive officers (3 persons)	2,947,084	84.05%

(1)

The person listed is currently an officer, a director, or both, of the Company.

(2)

The person listed is nominated to become an officer, a director, or both, of the Company.

(3)

Includes the 2,947,084 shares of common stock owned by Earn System Investment Limited, of which Chipin Tuan may be deemed to be the beneficial owner.

(4)

J. Michael Coombs, or his assigns, is entitled to receive warrants to purchase a total of 100,000 shares of the Registrant's common stock after any potential reverse split of the shares.  The warrants are exercisable at price of $0.50 per share for a period of 5 years from the date of issuance.

(5)

Includes the 2,947,084 shares of common stock owned by Earn System Investment Limited, of which Quanfeng Wang may be deemed to be the beneficial owner.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or Director received any remuneration or compensation from the Company for the fiscal years ended 2006 and 2007. The Company currently has no stock option, retirement, pension, profit-sharing programs or similar plans for the benefit of its Directors, officers or other employees.

The Company has no written employment agreements with any of its officers or directors.

The Company anticipates that it will pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

In conjunction with the stock purchase transaction discussed herein, the Company agreed to issue to Mr. Coombs, or his assigns, warrants to purchase a total of 100,000 shares of the Company's common stock after any potential reverse split of the shares.  The warrants are exercisable at price of $0.50 per share for a period of 5 years from the date of issuance.  In exchange, Mr. Coombs also agreed to satisfy and extinguish all existing debt and liabilities of the Company as of December 27, 2007, an amount totaling as much as $70,120.91.

Aside from the foregoing, there were no material transactions, or series of similar transactions, during our Company’s last fiscal year, or any currently proposed transactions, or series of similar transactions, to which our Company was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the small business issuer’s total assets at year-end for the last three completed fiscal years and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Review, Approval or Ratification of Transactions with Related Persons

At the present time, the Company does not have an established policy and procedure for the review, approval, or ratification of any transaction with a related person.  Although no formal written policies and procedures for reviewing related party transactions exist, any transaction entered into by the Company with a related person will not be deemed void or voidable if, pursuant to the statutory requirements of Section 78.140 of the Nevada Revised Statutes: i) the transaction was approved and ratified in good faith by the members of the Board who are not involved in the transaction; ii) the fact of common directorship, office or financial interest is known to the stockholders, and the stockholders approve and ratify in good faith the transaction by a majority vote of stockholders holding a majority of the voting power; iii) the fact of common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought before the Board for action; or iv) the transaction is fair as to the Company at the time it is authorized.

Indemnification of Officers and Directors

As permitted by Nevada law, the Company’s Bylaws provide that the Company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Additionally, as permitted by Nevada law, the Company’s Bylaws also provide that the Company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such a person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Director Independence

The NASDAQ Stock Market has instituted director independence guidelines that have been adopted by the Securities & Exchange Commission.  These guidelines provide that a director is deemed “independent” only if the board of directors affirmatively determines that the director has no relationship with the Company which, in the board’s opinion, would interfere with the director’s exercise of independent judgment in carrying out his or her responsibilities.  Significant stock ownership will not, by itself, preclude a board finding of independence.

For NASDAQ Stock Market listed companies, the director independence rules list six types of disqualifying relationships that preclude an independence filing.  The Company’s board of directors may not find independent a director who:

1.

is an employee of the company or any parent or subsidiary of the company;

2.

accepts, or who has a family member who accepts, more than $60,000 per year in payments from the company or any parent or subsidiary of the company other than (a) payments from board or committee services; (b) payments arising solely from investments in the company’s securities; (c) compensation paid to a family member who is a non-executive employee of the company’ (d) benefits under a tax qualified retirement plan or non-discretionary compensation; or (e) loans to directors and executive officers permitted under Section 13(k) of the Exchange Act;

3.

is a family member of an individual who is employed as an executive officer by the company or any parent or subsidiary of the company;

4.

is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than (a) payments arising solely from investments in the company’s securities or (b) payments under non-discretionary charitable contribution matching programs;

5.

is employed, or who has a family member who is employed, as an executive officer of another company whose compensation committee includes any executive officer of the listed company; or

6.

is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit.

Based upon the foregoing criteria, our Board of Directors has determined that Chipin Tuan is not an independent director under these rules because he is also employed by the Company as its CFO.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate or security holder of the Company, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

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January 16, 2008